UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3)

US 1 Industries, Inc.
(Name of the Issuer)

US 1 Industries, Inc.
Trucking Investment Co. Inc.
US 1 Merger Corp.
Harold E. Antonson
Michael E. Kibler
(Name of Persons Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

903369106
(CUSIP Number of Class of Securities)

US 1 Industries, Inc. 336 West US 30, Suite 201 Valparaiso, Indiana 46385	Harold E. Antonson 336 West US 30, Suite 201 Valparaiso, Indiana 46385
Trucking Investment Co. Inc. 336 West US 30, Suite 201 Valparaiso, Indiana 46385	Michael E. Kibler 336 West US 30, Suite 201 Valparaiso, Indiana 46385

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

Copies to:

Troutman Sanders LLP 600 Peachtree Street, N.E. Atlanta, GA 30308 Attn: W. Brinkley Dickerson, Jr.	Bose McKinney & Evans LLP 111 Monument Circle Indianapolis, Indiana 46204 Attn: Jeffrey B. Bailey

This statement is filed in connection with (check the appropriate box).

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$9,523,436.54	$1,105.67

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,105.67

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	US 1 Industries, Inc.

Date Filed:	March 18, 2011

*
The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $9,523,436.54 which is the sum of (1) product of the 6,527,578 shares of Common Stock outstanding as of June 22, 2011 that are proposed to be converted into the right to receive the merger consideration, multiplied by the merger consideration of $1.43 per share, plus (2) $189,000, which is the maximum aggregate amount to be paid to holders of options in exchange for the cancellation of their options. The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the December 2010 revised SEC Filing Fee for Transactional filings, equals the proposed maximum aggregate value of the transaction multiplied by .00011610 ($116.10 per million dollars).

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the December 2010 revised SEC Filing Fee for Transactional filings pursuant to the Securities Exchange Act of 1934, which equals .00011610 ($116.10 per million dollars) multiplied by the total Transaction Valuation.

INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by US 1 Industries, Inc., an Indiana corporation (the “Company”), the issuer of the common stock, without par value (the “Common Stock”), that is subject to the Rule 13e-3 transaction, Harold E. Antonson (“Antonson”), Michael E. Kibler (“Kibler,” and, together with Antonson, the “Rollover Shareholders”), Trucking Investment Co. Inc., an Indiana corporation (“Parent”), and US 1 Merger Corp., an Indiana corporation and wholly-owned subsidiary of Parent (“Merger Sub,” and, together with the Parent and the Rollover Shareholders, the “Acquisition Parties” and, together with the Company, the “Filing Party” and each a “Filing Party”).

This Amendment relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 18, 2011 (the “Merger Agreement”), by and among the Company, Parent, Merger Sub and the Rollover Shareholders. Concurrently with the filing of this Amendment, the Company is filing with the Commission an amended preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and approve the merger contemplated thereby. The adoption of the Merger Agreement is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement and approval of the merger by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting. If the merger is consummated, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. Upon the completion of the merger, each outstanding share of Common Stock will be converted into the right to receive $1.43 in cash, without interest and less any applicable withholding taxes, except for shares of Common Stock held by shareholders who perfect appraisal rights in accordance with Indiana law and except for shares of Common Stock held by Parent (including the shares to be contributed to Parent by the Rollover Shareholders), Merger Sub, the Company or any subsidiary of the Company. The Rollover Shareholders have agreed to contribute, immediately prior to the completion of the merger, in the aggregate, 7,715,830 shares of Company common stock to Parent in exchange for shares of Parent common stock.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Preliminary Proxy Statement.

All information contained in this Amendment concerning each Filing Party has been supplied by such Filing Party.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

US 1 Industries, Inc.
366 West US Highway 30
Valparaiso, Indiana 46385
(219) 476-1300

(b)	Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SECURITIES OWNERSHIP”
“TRADING MARKET AND PRICE FOR SHARES”

The exact title of the subject class of equity securities is “US 1 Industries, Inc. common shares, without par value.”

(c)	Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“PRIOR PURCHASES OF SHARES”

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A:

(a)	Name and Address. US 1 Industries, Inc. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

(c)	Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	Material Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS”
“INFORMATION CONCERNING THE SPECIAL MEETING”
“THE MERGER AGREEMENT”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Voting Agreement”
“ANNEX D—Contribution Agreement”

(c)	Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
 “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”
“THE MERGER AGREEMENT—Covenants”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Voting Agreement”
“ANNEX D—Contribution Agreement”

(d)	Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“RELATED PARTY TRANSACTIONS”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT”
“PRIOR PURCHASES OF SHARES”
“ANNEX A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of the Vote; Abstentions and Broker Non-Votes”
“THE PARTIES”
“THE MERGER AGREEMENT”
“SECURITIES OWNERSHIP”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Voting Agreement”
“ANNEX D—Contribution Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—The Merger”
“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX D—Contribution Agreement”

(c)1-8	Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

(b)	Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”

(c)	Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

(d)	Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS—Accounting Treatment”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

The analysis materials of Cambridge Partners & Associates, Inc. used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”
“THE MERGER AGREEMENT—Conditions to the Merger”
“ANNEX A—Agreement and Plan of Merger”

(d)	Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

(e)	Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

The analysis materials of Cambridge Partners & Associates, Inc. used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Conditions to the Merger”
“THE MERGER AGREEMENT—Expenses”
“ANNEX A—Agreement and Plan of Merger”

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE PARTIES”
“SECURITIES OWNERSHIP”

(b)	Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“PRIOR PURCHASES OF SHARES”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX D— Contribution Agreement”

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”
ANNEX C—Voting Agreement
ANNEX D—Contribution Agreement

(e)	Recommendation of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”
“THE MERGER AGREEMENT—Representations and Warranties”

Item 13. Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”
“WHERE YOU CAN FIND MORE INFORMATION”
“SUMMARY CONSOLIDATED FINANCIAL STATEMENTS—Ratio of Earning to Fixed Charges”

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”
“WHERE YOU CAN FIND MORE INFORMATION”
“SUMMARY CONSOLIDATED FINANCIAL STATEMENTS—Ratio of Earning to Fixed Charges”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION CONCERNING THE SPECIAL MEETING—Proxy Solicitation”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Fees and Expenses”

Item 15. Additional Information.

Item 1011 of Regulation M-A:

(b)	Other Material Information. The entirety of the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)(1)
Preliminary Proxy Statement for the Special Meeting of the Shareholders of US 1 Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 18, 2011, as amended).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)
Press release, dated February 18, 2011, issued by US 1 Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by US 1 Industries, Inc. on February 18, 2011).*

(b)(1)	Term Sheet from US Bank Asset Based Finance, dated September 10, 2010.*

(b)(2)
Amended and Restated Loan Agreement, dated as of March 10, 2002, by and among U.S. Bank National Association and Carolina National Transportation Inc., Gulf Line Transport Inc., Five Star Transport, Inc., Cam Transport, Inc., Unity Logistic Services, Inc., ERX, Inc., Friendly Transport, Inc., Transport Leasing, Inc., Harbor Bridge Intermodal, Inc., Patriot Logistics, Inc., Liberty Transport, Inc., Keystone Lines Corporation, and US 1 Industries, Inc. and amendments thereto through September 28, 2011 (incorporated by reference to Exhibits 10.12, 10.3 and 10.14 of the Company’s Form 10-Q filed on November 14, 2005, from the Company’s Form 10-Q filed on August 14, 2007, from Exhibit 10.1 of the Company’s Form 8-K filed on December 24, 2008, from Exhibit 10.1 of the Company’s Form 8-K filed on July 29, 2009, from the Company’s Form 10-K filed on March 16, 2010 and from the Company’s Form 10-Q filed on November 15, 2010).

(c)(1)	Opinion of Cambridge Partners & Associates, Inc. (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).*

(c)(2)	Analysis Materials of Cambridge Partners & Associates, Inc. in Connection with Fairness Evaluation, including the following:

(c)(2)(i): Executive summary of indication of value of US 1 Industries, Inc.  prepared by Cambridge Partners.*

(c)(2)(ii): Market Approach-Transaction Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iii): Market Approach-Guideline Company Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iv):Discounted Net Cash Flow Sensitivity Analysis prepared by Cambridge Partners.*

(c)(2)(v): Executive summary of indication of value AIFE attributable to US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(vi): Market Approach-Transaction Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(vii): Market Approach-Guideline Company Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(viii): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for US 1 Industries, Inc.*

(c)(2)(ix): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for US 1 Industries, Inc.*

(c)(2)(x): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for AIFE.*

(c)(2)(xi): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for AIFE.*

(c)(2)(xii): December 2009 actuarial report for AIFE prepared by John Pierce.

(c)(2)(xiii): AIFE Attorney in Fact Agreement.

(c)(2)(xiv): AIFE Consent Order dated February 26, 2002.

(c)(2)(xv): Letter to Cambridge Partners & Associates, Inc. regarding the Special Committee’s attribution of value of any interest that US 1 Industries, Inc. may have in AIFE.

(c)(2)(xvi): Chart of AIFE’s underwriting profit for the years 2002 through 2009.

(c)(2)(xvii): Review of the property/casualty insurance industry dated November 2, 2010 prepared by A.M. Best.

(c)(2)(xviii): US 1 Industries, Inc’s 2010 and 2011 projections prepared for U.S. Bank.

(c)(2)(xix): Option Agreement by and among Patriot Logistics, Inc., US 1 Industries, Inc. and Edwis Selph.

(c)(3)	Financial Projections Prepared by Management of US 1 Industries, Inc.*

(d)(1)
Agreement and Plan of Merger, dated as of February 18, 2011, by and among US 1 Industries, Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)
Voting Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)
Contribution Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Exhibit D to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011

US 1 Industries, Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011

Trucking Investment Co. Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011

US 1 Merger Corp.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011

/s/ Harold E. Antonson
Harold E. Antonson

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2011

/s/ Michael E. Kibler
Michael E. Kibler

Exhibit Index

(a)(1)
Preliminary Proxy Statement for the Special Meeting of the Shareholders of US 1 Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 18, 2011, as amended).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)
Press release, dated February 18, 2011, issued by US 1 Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by US 1 Industries, Inc. on February 18, 2011).*

(b)(1)	Term Sheet from US Bank Asset Based Finance, dated September 10, 2010.*

(b)(2)
Amended and Restated Loan Agreement, dated as of March 10, 2002, by and among U.S. Bank National Association and Carolina National Transportation Inc., Gulf Line Transport Inc., Five Star Transport, Inc., Cam Transport, Inc., Unity Logistic Services, Inc., ERX, Inc., Friendly Transport, Inc., Transport Leasing, Inc., Harbor Bridge Intermodal, Inc., Patriot Logistics, Inc., Liberty Transport, Inc., Keystone Lines Corporation, and US 1 Industries, Inc. and amendments thereto through September 28, 2011 (incorporated by reference to Exhibits 10.12, 10.3 and 10.14 of the Company’s Form 10-Q filed on November 14, 2005, from the Company’s Form 10-Q filed on August 14, 2007, from Exhibit 10.1 of the Company’s Form 8-K filed on December 24, 2008, from Exhibit 10.1 of the Company’s Form 8-K filed on July 29, 2009, from the Company’s Form 10-K filed on March 16, 2010 and from the Company’s Form 10-Q filed on November 15, 2010).

(c)(1)	Opinion of Cambridge Partners & Associates, Inc. (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).*

(c)(2)	Analysis Materials of Cambridge Partners & Associates, Inc. in Connection with Fairness Evaluation, including the following:

(c)(2)(i): Executive summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(ii): Market Approach-Transaction Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iii):  Market Approach-Guideline Company Method summary of indication of value of US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(iv): Discounted Net Cash Flow Sensitivity Analysis prepared by Cambridge Partners.*

(c)(2)(v):  Executive summary of indication of value AIFE attributable to US 1 Industries, Inc. prepared by Cambridge Partners.*

(c)(2)(vi): Market Approach-Transaction Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(vii): Market Approach-Guideline Company Method summary of indication of value of AIFE prepared by Cambridge Partners.*

(c)(2)(viii): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for US 1 Industries, Inc.*

(c)(2)(ix): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for US 1 Industries, Inc.*

(c)(2)(x): Listing of comparable market transactions considered by Cambridge Partners in preparing market transaction indication of value for AIFE.*

(c)(2)(xi): Listing of comparable issuers considered by Cambridge Partners in preparing guideline company indication of value for AIFE.*

(c)(2)(xii): December 2009 actuarial report for AIFE prepared by John Pierce.

(c)(2)(xiii): AIFE Attorney in Fact Agreement.

(c)(2)(xiv): AIFE Consent Order dated February 26, 2002.

(c)(2)(xv): Letter to Cambridge Partners & Associates, Inc. regarding the Special Committee’s attribution of value of any interest that US 1 Industries, Inc. may have in AIFE.

(c)(2)(xvi): Chart of AIFE’s underwriting profit for the years 2002 through 2009.

(c)(2)(xvii): Review of the property/casualty insurance industry dated November 2, 2010 prepared by A.M. Best.

(c)(2)(xviii): US 1 Industries, Inc’s 2010 and 2011 projections prepared for U.S. Bank.

(c)(2)(xix): Option Agreement by and among Patriot Logistics, Inc., US 1 Industries, Inc. and Edwis Selph.

(c)(3)	Financial Projections Prepared by Management of US 1 Industries, Inc.*

(d)(1)
Agreement and Plan of Merger, dated as of February 18, 2011, by and among US 1 Industries, Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)
Voting Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)
Contribution Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Exhibit D to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*